SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: **33-48728**

A. Full title of the plan:

CHROMCRAFT REVINGTON SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1100 North Washington Street
Delphi, IN 46923

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)
By a majority of the members of the
Benefit Plans Administrative Committee

Date: June 29, 2005

Frank T. Kane

Frank T. Kane, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Financial Statements and Schedule

Chromcraft Revington Savings Plan

Index
Chromcraft Revington Savings Plan

KPMG

KPMG LLP
2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee
Chromcraft Revington, Inc.:

We have audited the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Indianapolis, Indiana
June 10, 2005

Statements of Net Assets Available for Plan Benefits
Chromcraft Revington Savings Plan
(In thousands)

	December 31, 2004	December 31, 2003
Investments held by Trustees, at fair value:		
Participant-directed:		
Mutual funds	$ 21,867	$ 15,231
T. Rowe Price Stable Value Common Trust Fund	7,979	6,214
Chromcraft Revington, Inc. Common Stock	1,550	1,091
Participant loans	840	835
Cash	8	2
Total participant-directed	32,244	23,373
Nonparticipant-directed:		
Mutual funds	-	7,238
Chromcraft Revington, Inc. Common Stock	-	691
T. Rowe Price Stable Value Common Trust Fund	-	5
Total nonparticipant-directed	-	7,934
Total investments held by Trustees, at fair value	32,244	31,307
Participant contributions receivable	14	129
Net assets available for plan benefits	$ 32,258	$ 31,436

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits
Chromcraft Revington Savings Plan
Year Ended December 31, 2004
(In thousands)

	Participant-directed	Non-participant-directed	Total
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments	$ 1,358	$ 575	$ 1,933
Dividends and interest	703	106	809
	2,061	681	2,742
Contributions:			
Participant	1,123	-	1,123
Employer	12	-	12
	1,135	-	1,135
Interest on participant loans	54	-	54
Total additions	3,250	681	3,931
Deductions from net assets attributed to:			
Benefits and withdrawals paid to participants	(2,396)	(707)	(3,103)
Administrative expenses	(6)	-	(6)
Total deductions	(2,402)	(707)	(3,109)
Net increase (decrease)	848	(26)	822
Transfer of net assets to participant-directed investments	7,908	(7,908)	-
Net assets available for plan benefits:			
Beginning of year	23,502	7,934	31,436
End of year	$ 32,258	$ -	$ 32,258

See accompanying notes to financial statements.

Note 1. Description of Plan

The following description of the Chromcraft Revington Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Chromcraft Revington, Inc. and its subsidiaries (the "Company" or "Employer"). Employees may elect to participate in the Plan on the earlier of January 1, April 1, July 1, or October 1, following the completion of six full months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant's account is credited with the participant's voluntary contributions, certain Employer matching or profit sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.

Participant Contributions

Participants are permitted to contribute to the Plan 1% to 50% of their annual compensation, as defined in the Plan document, on either a pre-tax or after-tax basis.

Employer Contributions

All Employer contributions are discretionary. For most participants, Employer matching contributions are being made to the Chromcraft Revington Employee Stock Ownership Plan. For employees at the Company's Silver Furniture subsidiary, Employer matching contributions are contributed to the Plan. In 2004, the Company's matching contribution rate is 100% of pre-tax contributions up to 3% of eligible compensation plus 50% of pre-tax contributions on the next 2% of eligible compensation.

Vesting

Participants are immediately 100% vested in their contributions and earnings thereon. Participants are immediately 100% vested for Company matching contributions made in 2004. As of December 31, 2004, all participants are now 100% vested in all Plan assets.

Forfeitures

Forfeitures of non-vested Company contributions are used to reduce Plan expenses that would otherwise be paid by the Company. At December 31, 2004 forfeited non-vested accounts totaled approximately $13,000. In 2004, Plan expenses of $3,000 were paid from forfeited non-vested accounts.

Payment of Benefits and Withdrawals

At retirement or termination of service, a participant may elect to receive, in the form of a lump-sum or in installments over a period of up to 15 years, the value of his or her vested account balance. In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits are recorded when paid.

Trustees

Plan assets are held by T. Rowe Price Trust Company, Inc. On November 1, 2004, Plan assets held by Capital Bank and Trust Company, Inc., and Charles Schwab Trust Company were transferred to T. Rowe Price Trust Company.

Administrative Expenses

The Plan is administered by a committee appointed by the Company's board of directors. Substantially all administrative expenses are borne by the Company.

Participant Loans

Each participant has the right, subject to certain restrictions, to borrow from his or her pre-tax contributions and earnings attributable to that amount (pre-tax account). The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, and not greater than his or her pre-tax account balance, up to a maximum of $50,000. Loans bear a market rate of interest and may be repaid generally over a period not to exceed five years. The interest paid on a loan is credited directly to the participant's account in the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, except for the cash basis recording of benefits paid.

Investments

Investment contracts held in the T. Rowe Price Stable Value Common Trust Fund are recorded at estimated fair value, which approximates contract value. The investments in mutual funds are presented at fair value based on the quoted market prices of the underlying securities within each fund. Company common stock is recorded at a quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3. Investments

Effective December 1, 2004, participants were permitted to diversify employer-directed investments in their accounts among other investment options within the Plan. Accordingly, nonparticipant-directed investment activity reflected in the Statement of Changes in Net Assets Available for Plan Benefits is for the period January 1, 2004 to November 30, 2004.

The following table presents investments, at fair value, that represent 5% or more of the Plan's assets at December 31, 2004 and 2003.

	(In thousands)	
	2004	2003
T. Rowe Price Stable Value Common Trust Fund	$ 7,979	$ 6,219
T. Rowe Price Spectrum Growth Fund	3,835	3,705
T. Rowe Price Balanced Fund	3,531	-
T. Rowe Price Spectrum Income Fund	2,848	2,929
T. Rowe Price Equity Income Fund	2,323	-
T. Rowe Price Spectrum International Fund	2,050	-
T. Rowe Price Personal Strategy Balanced Fund	1,684	1,582
American Funds Group Cash Management Trust of America	-	1,800
Chromcraft Revington, Inc. Common Stock	-	1,782

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2004 as follows:

	(In thousands)	
	Participant-directed	Non-participant-directed
Chromcraft Revington, Inc. Common Stock	$ 115	$ 75
Mutual funds	1,243	500
	$ 1,358	$ 575

Note 4. Benefits Payable to Participants

At December 31, 2004 and 2003, net assets available for benefits included $204,000 and $397,000, respectively, for benefit distributions payable to participants who had withdrawn from the Plan prior to the end of the Plan year.

Note 5. Related-Party Transactions

Plan investments include or have included shares of mutual funds managed by T. Rowe Price and Charles Schwab. A related entity of these fund managers served as trustees of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. The Plan also has investments in Company stock and participant loans; therefore, these transactions also qualify as party-in-interest transactions.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.

Note 7. Tax Status

The Plan obtained its latest determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Chromcraft Revington Savings Plan
(In thousands, except share data)

Identity of issue	Description	Fair value
Chromcraft Revington, Inc. Common Stock*	125,994 shares	$ 1,550
T. Rowe Price*:		
Stable Value Common Trust Fund	Collective investment fund of bank, insurance, and other investment contracts	7,979
Spectrum Growth	Mutual fund	3,835
Balanced Fund	Mutual fund	3,531
Spectrum Income	Mutual fund	2,848
Equity Income Fund	Mutual fund	2,323
Spectrum International Fund	Mutual fund	2,050
Personal Strategy Balanced Fund	Mutual fund	1,684
New America Growth Fund	Mutual fund	1,426
New Income Fund	Mutual fund	1,154
Equity Index 500 Fund	Mutual fund	1,117
Personal Strategy Income Fund	Mutual fund	543
Mid-Cap Growth Fund	Mutual fund	496
Small-Cap Stock Fund	Mutual fund	408
Personal Strategy Growth Fund	Mutual fund	307
Retirement 2015 Fund	Mutual fund	72
Science & Technology Fund	Mutual fund	59
Short-Term Bond Fund	Mutual fund	11
Retirement 2025 Fund	Mutual fund	3
Cash	Cash	8
Participant loans*	Interest rates from 5.00% to 10.50% with maturities through 2009	840

*Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

Index to Exhibits

KPMG

KPMG LLP
2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Chromcraft Revington, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated June 10, 2005, relating to the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004, and the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) which report appears in the December 31, 2004 annual report on Form 11-K of Chromcraft Revington Savings Plan.

KPMG LLP

Indianapolis, Indiana
June 24, 2005